Craig D. Miller Manatt, Phelps & Phillips, LLP Direct Dial: (415) 291-7415 cmiller@manatt.com

July 9, 2025

CONFIDENTIAL DRS CORRESPONDENCE

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Re:	Avidbank Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
CIK No. 0001443575

Ladies and Gentlemen:

On behalf of our client, Avidbank Holdings, Inc. (the “Company”), we hereby file Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “DRS Amendment No. 2”). DRS Amendment No. 2 is filed to respectfully provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated July 2, 2025 (the “Staff’s Letter”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 as submitted with the Commission on June 3, 2025 (the “DRS Amendment No. 1”) and to update certain information contained in the DRS Amendment No. 1. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in DRS Amendment No. 2. A separate redline of the DRS Amendment No. 2 reflecting all changes to the DRS Amendment No. 1 is included for your reference.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed on June 3, 2025

Summary, page 1

1.	We note the response to prior comment 12 and the pie chart on page 7. With a view to clarifying disclosure, advise us of the extent to which borrowers may fall under more than one of the following three categories: Venture Lending, Specialty Finance and Corporate Banking. If material, to provide context for the concentration in loan and borrower characteristics, further clarify how you determine which category to use. For example, we note technology companies appear to be borrowers in all three categories, but it is unclear if the only distinguishing characteristic for technology companies in the Venture Lending group is that they are VC-backed. Alternatively, it is unclear if it is sufficient for them to meet the revenue and profitability characteristics (“negative operating cash flows and no record of profitability”) without being VC-backed. It is also unclear if there are any technology companies in the Specialty Finance or Corporate Banking groups that could be “early-stage, growth- stage [or] late-stage technology companies.”

Response: In response to the Staff’s Comment, the DRS Amendment No.1 has been revised on pages 12-13 and pages 105-107 to clarify that the Company categorizes loans to its respective Banking Divisions based on product type and source of repayment. The Company further confirms that it believes the nature of its clients’ business and stages of business are not material to the categorization.

Attention: U.S. Securities and Exchange Commission

Re: Avidbank Holdings, Inc.; Amendment No. 2 to Draft Registration Statement on Form S-1

July 9, 2025

Specialty Finance Division, page 103

2.	We note the revised disclosure that you continue to shift the mix of Venture Lending clients to a larger concentration of expansion and later stage venture companies, “which are typically approaching or have achieved positive operating cash flows.” If material, please further clarify the extent of this trend by, for example, providing an approximate percentage of Venture Lending clients that have achieved positive operating cash flows as compared to the previous financial statement period.

Response: In response to the Staff’s Comment, the Company respectfully confirms that it believes the shifts and developments of its Venture Lending clients’ business are not material to its Venture Lending division. The DRS Amendment No.1 has also been amended on pages 13 and 106 to clarify that the Company’s Venture Lending clients typically rely on future rounds of investment funding for loan repayments.

Should you have any questions regarding the foregoing responses or additional comments regarding DRS Amendment No. 2, please do not hesitate to contact Craig Miller at 415.291.7415 or Veronica Lah at 310.312.4130.

Very truly yours,

/s/ Craig D. Miller
Craig D. Miller

cc:	Avidbank Holdings, Inc.

Manatt, Phelps & Phillips, LLP One Embarcadero Center, 30th Floor, San Francisco, California 94111

Tel: 415.291.7400 Fax: 415.291.7474

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